UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2020

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, Building 7C, Huntley Street, Alexandria, NSW 2015, Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Entry Into a Material Definitive Agreement.

The information set forth under “Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant” is incorporated herein by reference.

Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

As of April 15, 2020, Naked Brand Group Limited (the “Company”) entered into a Securities Purchase Agreement (the “SPA”) for a private placement to St. George Investments LLC (the “Holder”) of a Convertible Promissory Note (the “Note”) and a Warrant to Purchase Ordinary Shares (the “Warrant”), for a purchase price of $1,500,000.

Of the total purchase price, the Holder is paying $750,000 in cash and is paying the remaining $750,000 through the delivery of a promissory note (the “Investor Note”). The funding of the cash portion of the purchase price is expected to occur on or about April 16, 2020. The Investor Note was issued as of April 15, 2020, does not accrue interest, and matures on April 30, 2020.

The Holder and Iliad Research and Trading, L.P., an affiliate of the Holder (the “Affiliated Holder”), are also the holders of Convertible Promissory Notes issued by the Company on October 4, 2019, November 12, 2019, December 19, 2019, January 9, 2020 and February 11, 2020, as previously disclosed in the Reports of Foreign Private Issuer on Form 6-K filed on October 9, 2019, November 15, 2019, December 20, 2019, January 10, 2020 and February 13, 2020, respectively.

On April 9, 2020, the Company entered into a Global Amendment (the “Amendment”) with the Affiliated Holder, which amended the Convertible Promissory Notes issued on October 4, 2019 and November 12, 2019 (the “Amended Notes”).

The Amendment

Pursuant to the Amendment, subject to the Company’s approval, the Affiliated Holder may convert the outstanding balance of the Amended Notes into the Company’s ordinary shares at a conversion price per share that is equal to (i) a percentage of not less than 75%, multiplied by (ii) the lowest daily volume weighted average price of the Company’s ordinary shares in the preceding 20 trading days, but in any event not less than the floor price specified in the Amendment. As of April 8, 2020, the aggregate outstanding balance of the Amended Notes was $6,684,370 and the closing price of the Company’s ordinary shares was $0.5176.

The Amendment does not affect the Affiliated Holder’s right to convert the outstanding balance of the Amended Notes at the fixed conversion price per share set forth therein, without the Company’s approval. The fixed conversion price per share of the Amended Note issued on October 4, 2019 is $5.00 and the fixed conversion price per share of the Amended Note issued on November 12, 2019 is $4.00, in each case subject to adjustment for stock dividends or subdivisions or combinations of the Company’s ordinary shares.

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The Private Placement

Pursuant to the SPA, the Note was sold with an original issue discount of the $75,000 and the Company paid $20,000 of the Holder’s expenses, which amount was added to the principal balance of the Note. Accordingly, the Note had an initial principal balance of $1,595,000.

Until May 16, 2020, the Holder has the right to exchange the Warrant for a 5% increase in the outstanding balance of the Note.

The SPA includes certain customary representations and warranties and covenants. In addition, the Company has agreed to (i) file a registration statement registering the shares issuable upon conversion of the Note by July 14, 2020 (but not earlier than 10 days after the discharge of the Investor Note in full); (ii) ensure the registration statement declared is effective by August 13, 2020 (but not earlier than 40 days after the discharge of the Investor Note in full); and (iii) complete a financing for an additional $5,000,000, through the sale of equity securities (not including securities with price reset features or with a price that varies with market price), by May 30, 2020. Upon each failure by the Company to comply with one of the covenants set forth in the preceding sentence, the Note will be subjected to a 10% premium.

The Company also granted the Holder, for any financing through the sale of equity securities, a right of first offer to complete the financing on substantially the terms contained in the transaction documents for the Convertible Promissory Notes issued by the Company on December 19, 2019, January 9, 2020 and February 11, 2020. The Company further agreed not to engage in sales of equity securities in excess of $3 million per calendar month (except such limit shall be $1.5 million for April and May 2020) or $15 million cumulatively. The right of first offer and the restriction on sales of equity securities expire under certain conditions as set forth in the SPA, and do not apply to one financing of up to $12 million, provided the securities are not registered for resale within six months and certain other conditions are met.

The Note

The Note is divided into two tranches, a first tranche of $807,500 that corresponds to the cash portion of the purchase price and a second tranche of $787,500 that corresponds to the portion of the purchase price paid through delivery of the Investor Note. The first tranche is “conversion eligible” upon payment of the cash portion of the purchase price and the second tranche is “conversion eligible” upon payment in full of the Investor Note.

The conversion eligible tranches of the Note accrue interest at a rate of 20% per annum, compounded daily, and the Note matures on April 15, 2022. The Company has the right to prepay the Note in cash or offset it against amounts due to the Company under the Investor Note, subject to a 25% premium in the case of a cash prepayment. The Note is subordinated to the Company’s existing senior secured credit facility with the Bank of New Zealand, pursuant to a Deed of Subordination (the “Subordination Agreement”) between the Company, the Holder and Bank of New Zealand.

Commencing six months from the date a tranche becomes conversion eligible (or earlier upon the effectiveness of the registration statement mentioned above), the Holder has the right to convert the outstanding balance of the conversion eligible tranche into the Company’s ordinary shares at a conversion price of $4.00 per share, subject to adjustment for stock dividends or subdivisions or combinations of the Company’s ordinary shares. If, after the date that is six months from the date a tranche becomes conversion eligible, the Company is unable to issue conversion shares as a result of a lock-up or similar agreement, the amount due under such conversion eligible tranche will be increased by 3% every 30 days at the Holder’s option. The Holder is prohibited from converting the Note to the extent the Holder (together with its affiliates) would beneficially own more than 4.99% of the Company’s outstanding ordinary shares (subject to increase to 9.99% if the Company’s market capitalization is less than $10,000,000).

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The Holder also has the right, beginning six months from the date a tranche becomes conversion eligible, to cause the Company to redeem any portion of such conversion eligible tranche, up to a maximum of $150,000 per month for each conversion eligible tranche.

The Note includes certain customary events of default, including, without limitation the following (subject to grace periods in certain cases): the failure to pay amounts due under the Note; the failure to timely deliver ordinary shares upon conversion of the Note; the occurrence of certain events related to bankruptcy or insolvency of the Company; the inaccuracy of the Company’s representations and warranties in the SPA, the Note and ancillary documents; the occurrence of a Fundamental Transaction (as defined in the Note) without the Holder’s consent; the effectuation of a reverse stock split without notice to the Holder; the entry of certain judgments and similar orders; the failure of the ordinary shares to be DWAC eligible; and the failure to comply with certain covenants of the Company in the SPA, the Note and ancillary documents, and in other material debt documents of the Company. Upon the occurrence of an event of default, the Holder may accelerate the Note, such that all amounts due under the Note, plus up to an additional 25%, will become immediately due and payable. The Holder may also increase the interest rate to 22% per annum. Acceleration of the Note is automatic in the case of events of default relating to bankruptcy or insolvency of the Company.

The Warrant

The Warrant entitles the Holder to purchase a number of ordinary shares equal to the number of ordinary shares issued under the Note. The Warrant has an exercise price of $5.00 per share, subject to adjustment for stock dividends or subdivisions or combinations of the Company’s ordinary shares, and expires on April 30, 2022. If there is no current and effective registration statement available for the resale of the warrant shares after October 15, 2020, the Holder may exercise the Warrant on a cashless basis. The Holder is prohibited from exercising the Warrant to the extent the Holder (together with its affiliates) would beneficially own more than 4.99% of the Company’s outstanding ordinary shares (subject to increase to 9.99% if the Company’s market capitalization is less than $10,000,000).

Additional Information

Copies of the Note, Warrant, SPA, Investor Note, Subordination Agreement and Amendment are attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 4.1, 4.2, 10.1, 10.2, 10.3 and 10.4, respectively, and are incorporated herein by reference. The foregoing description of the Note, Warrant, SPA, Investor Note, Subordination Agreement and Amendment does not purport to be complete and is qualified in its entirety by reference to such exhibits.

The copies of the Note, Warrant, SPA, Investor Note, Subordination Agreement and Amendment have been included to provide investors and security holders with information regarding its terms. The copies are not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the agreements were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the agreements, may have been made in some cases solely for the allocation of risk between the parties and may be subject to limitations agreed upon by the parties.

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Unregistered Sales of Equity Securities.

The information set forth under “Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant” is incorporated herein by reference. The Note, the Warrant and the ordinary shares issuable upon conversion of the Note or exercise of the Warrant were offered and sold, or are being offered and sold, in a private placement to accredited investors pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

The information contained in this Form 6-K, including the exhibits hereto, shall be incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333- 226192, 333-230757, 333-232229 and 333-235801) and the prospectuses included therein.

Financial Statements and Exhibits.

Exhibit No.	Description

4.1	Note dated as of April 15, 2020.

4.2	Warrant dated as of April 15, 2020.

10.1	Securities Purchase Agreement, dated as of April 15, 2020, by and between Naked Brand Group Limited and St. George Investments LLC.

10.2	Investor Note dated as of April 15, 2020.

10.3	Deed of Subordination, dated as of April 15, 2020, by and among Naked Brand Group Limited, Bank of New Zealand and St. George Investments LLC.

10.4	Global Amendment, dated as of April 9, 2020, by and between Iliad Research and Trading, L.P. and Naked Brand Group Limited.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 16, 2020	NAKED BRAND GROUP LIMITED

	By:	/s/ Justin Davis-Rice
	Name:	Justin Davis-Rice
	Title:	Executive Chairman